I CLASS EXPENSE LIMITATION AGREEMENT

  THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of July 26, 2016, is entered into between T. Rowe Price Associates, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Manager”), and T. Rowe Price International Funds, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of each of the funds listed on Exhibit A (each a “Fund” and collectively, the “Funds”).

  WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

  WHEREAS, each Fund is a series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

  WHEREAS, the Corporation’s Articles of Incorporation authorizes the issuance of new classes of shares upon approval by the Corporation’s Board of Directors;

  WHEREAS, the Board of Directors of the Corporation has approved issuing a separate class of shares known as the I Class and the Manager has agreed to limit the operating expenses (excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) of each Fund’s I Class to 0.05% of the Class’ average daily net assets.

  WHEREAS, pursuant to each Fund’s Investment Management Agreement with the Manager (each, a “Management Agreement”), the Fund pays the Manager a management fee for investment management services and bears the costs of its operating expenses with certain exceptions;

WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of each Fund and each Fund’s I Class to enter into this Agreement.

  NOW, THEREFORE, the Manager and the Corporation, on behalf of each Fund, hereby agree as follows:

1. Operating Expenses Limitation

 (a) The Manager agrees to pay any of the I Class’ operating expenses excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “I Class Operating Expenses”) or reimburse the I Class for I Class Operating Expenses to the extent such I Class Operating Expenses exceed 0.05%, on an annualized basis, of the Class’ average daily net assets for the period commencing on the inception date of each Fund’s respective I Class.

 (b) Each Fund’s management fee, and any expense limitation with respect to the total expense ratio of any other classes, shall continue to be computed in accordance with the Fund’s Management Agreement and any such class’ expense limitation agreement; provided, that in the event that the payment or reimbursement with respect to I Class Operating Expenses of a Fund pursuant to paragraph (a) above results in the payment or reimbursement of Fundwide Expenses (as such term is defined in Rule 18f-3 under the 1940 Act) that have been allocated to the I Class, the Manager shall also pay or reimburse such Fundwide Expenses that have been allocated to the other classes of the Fund.

2. Amendment and Termination of Agreement

 This Agreement will continue with respect to each Fund until the termination date set forth in Exhibit A (the “Initial Termination Date”). Thereafter, this Agreement may continue with respect to a Fund for such period of time beyond the Initial Termination Date and for such limit on I Class Operating Expenses as the Manager may agree, provided that the Board of Directors of the Corporation, including a majority of the directors who are not interested persons of the Fund or the Manager, approves such continuation and new I Class Operating Expenses expense limitation with respect to the Fund. This Agreement may be terminated at any time beyond the Initial Termination Date with respect to a Fund with approval by the Corporation’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Manager. This Agreement will terminate automatically with respect to a Fund upon termination of its Management Agreement. Amendment or termination of this Agreement does not require approval by shareholders of the Fund or its I Class of shares.

3. Reimbursement of Expenses

 (b) Any I Class Operating Expenses paid by the Manager pursuant to this Agreement are subject to reimbursement to the Manager by the Fund whenever a Fund’s I Class Operating Expenses are below 0.05%. However, no reimbursement will be made more than three years after the payment of I Class Operating Expenses by the Manager or if such reimbursement would result in the I Class Operating Expenses exceeding 0.05%.

4. Separate Agreement

This Agreement shall be deemed to constitute a separate agreement between the Manager and each Fund.

 IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.	EACH FUND LISTED ON EXHIBIT A
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Vice President

EXHIBIT A

Fund	Termination Date
Africa & Middle East Fund	February 28, 2019
Asia Opportunities Fund	February 28, 2019
Emerging Europe Fund	February 28, 2019
Emerging Markets Value Stock Fund	February 28, 2019
European Stock Fund	February 28, 2019
Global Growth Stock Fund	February 28, 2019
Global Stock Fund	February 28, 2019
International Concentrated Equity Fund	February 28, 2019
Japan Fund	February 28, 2019
Latin America Fund	February 28, 2019